Exhibit 99.1

SilverCrest Reports 50m @ 151.8 gpt Ag Eq* at La Joya
 Main Mineralized Trend Continues to Expand

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, BC – July 17, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce the results of an additional 11 holes of the Phase II drill program currently underway at its La Joya Property in Durango, Mexico.  The Phase II program is comprised of 80 holes totaling approximately 15,000 metres. Phase II drilling reported to date has extended the Main Mineralized Trend (“Trend”) beyond the area containing the current Inferred Resource of 101.9 million ounces Ag Eq.*(see News releases dated March 20 and May 7, 2012 and attached figures).  The drill defined Trend now extends for approximately 2 kilometres with an average width of approximately 700 metres. Please reference our website at www.silvercrestmines.com for more information, photos and figures on La Joya.

J. Scott Drever, President stated: ”Since announcement of our initial resource in January of this year, we have drilled an additional 45 holes as a part of the second phase of drilling at La Joya and have now reported positive results for 33 holes. We have successfully expanded mineralization in all lateral directions along the Trend with the possible expansion of the declared resource. The most recent holes confirm our interpretation that the area to the south of the declared resource appears to host the most attractive mineralized portion of the Trend which in many instances begins at or near to surface”.

The Company has completed 45 core holes to date of the planned 60 core and 20 RVC holes in the Phase II program. Three of the 11 holes reported in the tables and text below partially tested the southern extension of the Trend, one hole is an in-fill of the Phase I resource area and the remaining seven holes focused on the Coloradito target.  Silver values in the holes along the Trend range from 8.5 gpt to 124.1 gpt and on a silver equivalent* basis values range from 25.8 gpt to 246.2 gpt Ag Eq. Mineralized intervals range from 6.8 metres to 182.0 metres. True thicknesses of mineralized intercepts can be approximated from cross sections of previously announced drill holes in associated areas. The most significant assay results are shown in the following 2 tables;

Main Mineralized Trend (Ag, Cu, Au)

HOLE-ID (Az, Dip)	From (m)	To (m)	Length (m)	Ag gpt	Au gpt	Cu %	Ag Eq* gpt	Comments
L J DD12-50 (50, 50)	12.0	42.5	30.5	42.7	0.13	0.43	86.5	N extension
	297.0	356.9	59.9	8.5	0.19	0.09	25.8
L J DD12-53 (180, 45)	32.0	214.0	182.0	36.3	0.10	0.21	59.3	S extension
Includes	89.3	139.3	50.0	96.4	0.16	0.55	151.8
L J DD12-56 (135, 45)	25.3	45.0	19.7	24.5	0.17	0.14	45.8	S extension
	63.0	69.8	6.8	49.5	0.03	0.23	71.6
	90.0	178.6	88.6	17.1	0.23	0.13	40.1
L J DD12-58 (45, 45)	20.0	118.0	98.0	28.5	0.13	0.23	55.1	In-fill
Includes	84.5	94.1	9.6	124.1	0.20	1.30	246.2
	159.0	206.3	47.3	19.6	0.50	0.11	53.8
* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed. All numbers are rounded.

All sample analyses were completed by ALS Chemex in Zacatecas, Mexico and North Vancouver, BC, Canada.

The Phase II drill program is expected to test approximately 2.5 kilometres of the Trend which includes at least 8 near-vertical structures/stockwork zones, 14 near-horizontal, stacked mantos plus the Contact Zone that is adjacent to the underlying intrusive. Drilling on the southern extension of the Trend continues with two drill rigs and a third starting in July. A reverse circulation drill is expected to be added in due course. Based on Company surface mapping, sampling and historic drill hole results, the southern area is thought to be potentially the highest grade area along the Trend. Drill results presented in above table partially reflect this higher grade area.

Core samples for holes L J DD12-60 to L J DD12-66 are currently in the laboratory being analyzed. The Company is currently drilling at hole L JDD12-71 located on the southern part of the Trend. Assays for the next series of holes will be reported upon receipt and compilation. Several holes contain anomalous molybdenum, tungsten, tin, lead and zinc values over significant widths in the skarn. The significance of these associated mineral zones is being examined.

Seven additional holes were drilled on the Coloradito target which is a separate target one kilometre to the west of the Trend. Coloradito mineralization consists of skarning with stockwork veining. This mineralization is similar to that identified in adjacent Main Mineralized Trend with multiple intrusives doming Cretaceous sediments and subsequent skarn development. Molybdenum values appear to be higher (up to 0.6% Mo) at Coloradito compared to La Joya where copper values are higher (up to 15% Cu) which implies a different intrusive or a subsequent intrusive event with different mineralizing solutions. Coloradito holes also contain anomalous Cu, Pb, and Zn. Additional drilling will be necessary to determine the nature and extent of this potential deposit.

Previous historic drilling results for Coloradito were stated in a news release dated February 16, 2012. New drill hole assay results confirm the previously identified molybdenum and tungsten mineralization which show up to 116 metres thick grade 0.048% Mo and 0.098% WO3. Reported near surface mineralization is similar to current economic or potentially economic near surface bulk tonnage deposits such as Thompson Creek Mine, ID (0.046 to 0.081 % Mo), Endako, BC (0.030 to 0.046 % Mo) Sisson, NB (0.031% Mo, 0.094% WO3), and El Creston, Mexico (0.071% Mo, 0.06% Cu).  All references are from public company websites.

Coloradito (Mo, W, Au, Ag)

HOLE-ID (Az, Dip)	From (m)	To (m)	Length (m)	Ag gpt	Au gpt	Cu %	Mo %	WO3%
L J DD12-49 (45, 45)	62.4	64.8	2.4	22.3	0.06	0.25	nil	nil
L J DD12-52 (50, 45)	4.0	68.2	64.2	3.3	0.02	0.03	0.014	0.025
	242.1	253.1	11.0	23.5	0.07	0.10	0.010	0.103
L J DD12-54 (0, 45)	309.0	403.5	94.5	2.3	0.09	0.01	0.044	0.030
L J DD12-55 (45, 50)	88.0	204.0	116.0	8.8	0.11	0.02	0.048	0.098
L J DD12-57 (315, 50)	93.4	205.0	111.6	4.7	0.02	0.01	0.010	0.034
L J DD12-59 (45,45)	0.0	130.0	130.0	9.3	0.16	0.03	0.024	0.060
All numbers are rounded.

All sample analyses were completed by ALS Chemex in Zacatecas, Mexico and North Vancouver, BC, Canada.

Hole L J DD12-51 (Az, Dip; 45, 45) located south of the Coloradito target showed no significant results with most of the hole drilled in mostly marble with minor skarning which was targeting deeper skarn mineralization. The deeper target was not intercepted.

The La Joya Deposit (Mineral Mineralized Trend) currently has estimated Inferred Resources of:

CATEGORY**	CUT OFF GRADE (AG EQ.* GPT)	TONNES (000’s)	AG GPT	AU GPT	CU %	CONTAINED AG OZ (000’s)	CONTAINED AU OZ (000’s)	CONTAINED CU LBS (000’s)	CONTAINED AG EQ. OZ* (000’s)
INFERRED***	15	57,940	28.0	0.18	0.21	51,348	333.4	270,296	101,918
	30	35,500	39.0	0.22	0.30	44,300	246.0	237,500	86,400

* Silver equivalency includes silver, gold and copper and excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimates are based on cutoff grades of 15 gpt Ag Eq and 30 gpt Ag Eq using the metal price ratios described above.

Please refer to the January 4, 2012 news release for further details of the Inferred Resource estimate and to the La Joya NI 43-101 Technical Report dated February 20, 2012.

The Phase II drill program is anticipated to be complete in August 2012 with a subsequent revision and announcement of updated resources by Q4 2012. Extensive metallurgical test work is ongoing to review amenability and potential metallurgical recoveries of Ag, Au, Cu, W, Mo, Sn, Zn and Pb.  Test work results will be presented in the next NI 43-101 Technical Report also anticipated in Q4 2012.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; OTCQX: STVZF) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange)
 accepts responsibility for the adequacy or accuracy of this release.

~100m
~600m
~400m
S-3
S-4
59
57
55
54
51
52
49
Previously Announced Results
SAC00-02,03,04,05
GRANODIORITE
QUARTZ - BRECCIA
ANTICLINE
MINERALIZED CONTACT ZONE
RHYOLITE PORPHYRY
ROAD
PROJECTED SIGNIFICANT INTERCEPT (JULY 2012)
HISTORIC HOLE
VALIDATED HISTORIC HOLE
SVL DRILL HOLE
SVL DRILL HOLE PROPOSED PHASE II
DUMP
SMALL OLD WORKING
UNDERGROUND WORK
CONTOUR INTERVAL (10 m)
GRAPHIC SCALE
SilverCrest de México S.A. de C.V.
LA JOYA PROJECT
GEOLOGIC AND DRILL HOLE MAP

Coloradito (Mo, W, Au, Ag)

Coloradito Target
Only announced drill hole intercepts shown
July 2012

~450m
~2km
~1.2km
N Extension
S Extension
MAIN MINERALIZED TREND (MMT) (Ag,Cu,Au)
INITIAL RESOURCE AREA (JAN'12)
ANTICLINE
STOCKWORK: MINERALIZED ZONE
FELDSPAR PORPHYRY DIKE
ROAD
PROJECTED SIGNIFICANT INTERCEPT (Ag-Cu-Au) JUNE & JULY 2012
HISTORIC HOLE
VALIDATED HISTORIC HOLE
SVL DRILL HOLE
SVL DRILL HOLE PROPOSED
DUMP
SMALL OLD WORKING
UNDERGROUND WORK
CONTOUR INTERVAL (10 m)
GRAPHIC SCALE
(IN METERS)
SilverCrest de México S.A. de C.V.
LA JOYA PROJECT
POANAS MUNICIPALITY, DURANGO DGO.
GEOLOGIC AND DRILL HOLE MAP
Scale: 1:2,000
Date: JULY 2012

Note: All proposed holes are subject to change. Projected drill hole intercepts are approximate.

La Joya Deposit Only announced drill hole intercepts shown July 2012